Exhibit 12.1
UAL Corporation and Subsidiary Companies
Computation of Ratio of Earnings to Fixed Charges
and Ratio of Earnings to Fixed Charges and Preferred Stock Dividend Requirements

	Nine Months Ended
	September 30,
(In millions)	2008	2007
Earnings (loss):
Earnings (loss) before income taxes & adjustments for minority interest and equity earnings in affiliates	$(4,077)	$794

Add (deduct):
Fixed charges, from below	612	683
Amortization of capitalized interest	1	—
Distributed earnings of affiliates	1	2
Interest capitalized	(16)	(14)
Minority interest	(2)	(2)

Earnings (loss) as adjusted	$(3,481)	$1,463

Fixed charges:
Interest expensed and capitalized and amortization of debt discounts and issuance costs (a)	$392	$506
Portion of rental expense representative of the interest factor	220	177

Fixed charges, as above	612	683

Preferred stock dividend requirements (pre-tax) (b)	3	13

Fixed charges including preferred stock dividends	$615	$696

Ratio of earnings to fixed charges	(c)	2.14

Ratio of earnings to fixed charges and preferred dividend requirements	(c)	2.10

(a)	Amortization of debt discounts includes amortization of fresh-start valuation discounts.

(b)	2007 dividends were adjusted using an estimated 2007 effective tax rate of approximately 43%. The Company had an immaterial tax rate in the 2008 period.

(c)	Earnings were inadequate to cover both fixed charges and fixed charges and preferred dividend requirements by $4.1 billion for the nine months ended September 30, 2008.